Exhibit 99.1

Kamada Reports Financial Results for the Second Quarter and First Six Months of 2016

Total Revenues for First Half of 2016 Grew 20% to $33.9 Million vs. First Half of 2015

Proprietary Products Revenue Grew 46% to $23.2 Million in First Half of 2016 vs. First Half of 2015

Company Reiterates 2016 Revenue Guidance and 2017 Sales Target of $100 Million

Conference Call Today at 8:30am Eastern Time

NESS ZIONA, Israel -- August 2, 2016 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company focused on orphan indications, announced financial results for the three and six months ended June 30, 2016.

“We are very pleased with our financial performance and achievements to date in 2016,” said Amir London, Chief Executive Officer of Kamada, Ltd.  “The 20 percent growth in total revenues in the first half of 2016 as compared to the first half of 2015 was driven by a 46 percent increase in sales from our Proprietary Products Segment.  Importantly, the number of patients treated with GLASSIA® in the U.S. through our collaboration with Shire continues to increase strongly and provides us with confidence in our ability to achieve our 2016 revenue guidance of $75 to $80 million, and our $100 million sales target in 2017.  This revenue growth and our improved profitability as reflected in our improved gross profit and positive Adjusted EBITDA reinforces our plan to breakeven 2017.”

Financial Highlights for the Three-Months Ended June 30, 2016:
•	Total revenues were $19.1 million, compared to $19.2 million in the same period of 2015
•	Gross profit was $5.6 million, compared to $3.6 million in the same period of 2015
•	Gross margin increased to 30% from 19% in the same period of 2015
•	Net loss was $1.6 million, or $0.04 per share, compared to $2.3 million, or $0.06 per share, in the same period of 2015

Financial Highlights for the Six-Months Ended June 30, 2016:
•	Total revenues were $33.9 million, compared to $28.2 million in the same period of 2015, an increase of 20 percent
•	Revenues from the Proprietary Product Segment were $23.2 million, as compared to $15.9 million in the same period of 2015, an increase of 46 percent
•	Gross profit was $10.4 million, compared to $4.0 million in the same period of 2015
•	Gross margin increased to 31% from 14% in the same period of 2015
•	Adjusted net loss was $3.2 million, or $0.11 per share, compared to adjusted net loss of $6.6 million, or $0.21 per share, in the same period of 2015

Recent Corporate Highlights:
•	Received a milestone payment from Chiesi upon the filing of a Marketing Authorization Application (MAA) with the European Medicines Agency (EMA) for inhaled alpha-1 antitrypsin (AAT) for the treatment of AAT deficiency (AATD). Chiesi Farmaceutici is Kamada’s exclusive marketing and distribution partner for its inhaled AAT for the treatment of AATD in Europe.
•	Received a milestone payment from Baxalta (now part of Shire) as a result of Baxalta achieving an undisclosed sales milestone for Glassia®, Kamada's intravenous (IV) AAT treatment.
•	FDA approved an expanded label for GLASSIA™ [Alpha-1 Proteinase Inhibitor (Human)], marking the first treatment for adult patients with emphysema due to severe AAT Deficiency that can be self-infused at home after appropriate training.
•	Announced a collaboration with myTomorrows to provide early access throughout Europe to Kamada’s proprietary Alpha-1 Antitrypsin (AAT) to treat bone marrow transplant patients who develop steroid refractory Graft-Versus-Host Disease (GvHD).
•	Appointed Naveh Tov, M.D., Ph.D., to the position of Vice President, Clinical Development and Medical Director for Pulmonary Diseases, where he will lead Kamada’s clinical development activities.

“The expanded label for GLASSIA allowing self-infusion at home was a significant milestone for Kamada that we believe will contribute significantly to further future growth,” continued Mr. London. “We recently received from the European Medicines Agency their 120-Day List of Questions regarding the Company’s Marketing Authorization Application for our inhaled AAT to treat AAT deficiency, and expect to submit our full response in early 2017, and anticipate a regulatory decision on our regulatory submission in mid-2017.  We recently initiated discussions with the FDA and received preliminary feedback on the regulatory path forward in the U.S. for our inhaled AAT.   We will report the results of those discussions once they have concluded.”

Second Quarter 2016 Financial Results Compared to Second Quarter 2015 Financial Results

Total revenues for the second quarter of 2016 were $19.1 million, compared to $19.2 million in the same period of 2015. Revenues from the Proprietary Products segment were $12.1 million, as compared to $12.7 million in 2015.  As the second quarter of 2015 included revenues delayed from the first quarter of 2015, we believe the six-month comparison between 2016 and 2015 is more representative of the growth in this segment.  Distributed Products revenue was $7.0 million, compared with $6.5 million in 2015.

Gross profit for the second quarter of 2016 grew to $5.6 million, compared with $3.6 million in the second quarter of 2015.  Gross margin increased to 30% from 19% in the same period of 2015.

R&D expenses in the second quarter of 2016 were $3.5 million, compared to $3.4 in 2015.  Selling, general and administrative expenses were $2.7 million, flat from the same period in 2015.  Operating loss in the second quarter of 2016 was $0.6 million, compared to an operating loss of $2.5 million in 2015.  The net loss for the second quarter of 2016 was $1.6 million, or $0.04 per diluted share, compared to a net loss of $2.3 million, or $0.06 per diluted share, in 2015.

Adjusted EBITDA for the second quarter of 2016 was $0.6 million, compared with a loss for the second quarter of 2015 of $1.1 million.  Adjusted net loss for the second quarter of 2016 was $1.3 million, compared with an adjusted net loss of $1.8 million in the second quarter of 2015.

Six Months Ended June 30, 2016 vs. June 30, 2015
Total revenues for the six months of 2016 were $33.9 million, compared to $28.2 million in the same period of 2015.  Revenues from the Proprietary Product segment for the six months of 2016were $23.2 million, as compared to $15.9 million in the same period of 2015.  Distributed Products revenue was $10.6 million for the six months of 2016, compared with $12.3 million in the same period of 2015.

Gross profit for the six-month period of 2016 grew to $10.4 million, compared to $4.0 million during the six-month period of 2015.  Gross margin increased to 31% from 14% in the same period of 2015.

R&D expenses in the six-month period of 2016 were $7.6 million, compared to $7.1 million in the same period of 2015.  Selling, general and administrative expenses in the six-month period of 2016 were $5.4 million, compared to $5.2 million in the same period of 2015.  For the six-month period of 2016, we reported an operating loss of $2.6 million, compared with an operating loss of $8.2 million in the same period of 2015.  The net loss for the six months of 2016 was $3.9 million, or $0.11 per diluted share, compared with a net loss of $7.6 million, or $0.21 per diluted share, in the same period of 2015.

Adjusted EBITDA for the six months ended June 30, 2016, was a loss of $0.2 million, compared with a loss for the six months ended June 30, 2015, of $5.6 million.  Adjusted net loss for the six months ended June 30, 2016, was $3.2 million, compared with an adjusted net loss of $6.6 million in the six months ended June 30, 2015.

Balance Sheet Highlights
As of June 30, 2016, the Company had cash, cash equivalents and short-term investments of $29.5 million, compared with $28.3 million as of December 31, 2015.   During the first half of 2016, the Company generated $1.0 million in cash from operations, used $1.5 million for capital expenditures and generated $1.6 million from financing activities, primarily loans to fund capital expenditures. During the second quarter of 2016, the Company used $6.5 million to fund operations. This change is a result of timing related to payments to suppliers and collections from customers.

2016 Revenue Guidance
For the year ending December 31, 2016, Kamada continues to expect total revenues to be between $75 million and $80 million.

Conference Call
Kamada management will host an investment community conference call today at 8:30 a.m. Eastern time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 888-427-9415 (from within the U.S.) or 719-325-2468 (from outside the U.S.) and entering the conference identification number: 7415234.

A replay of the call will be accessible beginning two hours after its completion through August 16, 2016 by dialing 877-870-5176 (from within the U.S.) or 858-384-5517 (from outside the U.S.) and entering the conference identification number: 7415234. The call will also be archived for 90 days at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia® in the U.S. through a strategic partnership with Baxalta (formerly Baxter International Inc.’s BioScience business and now part of Shire plc) and in other counties through local distributors.  In addition to Glassia®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that its MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe and is in Phase 2 clinical trials in the U.S. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.